Via Facsimile and U.S. Mail
Mail Stop 6010

November 8, 2006

Ms. Katrina J. Church
Executive Vice President, Legal Affairs
General Counsel and Secretary
Connetics Corporation
3160 Porter Drive
Palo Alto, CA 94304

   Re: **Connetics Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2005
     File No. 000-27406

Dear Ms. Church:

  We have completed our review of your Form 10-K and have no further comments at this time.

       Sincerely,

       Joseph J. Roesler
       Accounting Branch Chief